САМАРАЭНЕРГО
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ "САМАРАЭНЕРГО"

443100, г. Самара, ул. Маяковского, 15
Тел. (8462) 39-63-59; Факс (8462) 42-43-94;
Телетайп 714166 СВЕТ; adm@snet.samen.elektra.ru

02028308

02 APR -9 AM 9:05

от 5.03.2002 № 104-84/1284

на № ________ от ____________________

12g3-2(b)
File# 82-4708

Securities and Exchange Commission
Division of International Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Exemption No.: 82-4708

AO Samaraenergo

Dear Sirs,

In connection with Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed Announcement about Special General Shareholders Meeting which is to be held in correspondence voting form at the instance of RAO "UES of Russia" on April 1, 2002. The Announcement was published in "Rossiyskaya Gazeta".

Sincerely,

V.V. Nikonov
Deputy General Director
of JSC "Samaraenergo"

PROCESSED
APR 19 2002
THOMSON FINANCIAL P

dlw 4/9

Dear Shareholder!

JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «SAMARAENERGO» (Russia, 443100, Samara, Ul. Mayakovskogo, 15) informs about the Special General Shareholders Meeting, convening in form of correspondence voting at the instance of RAO "UES of Russia" with the following agenda:

About confirmation of new wording of the JSC "Samaraenergo" Charter

Filled up bulletins must be sent to the addresses:

- Russia, 107066, Moscow, Ul. Olkhovskogo, 22, «The Central Moscow Depositary»;
- Russia, 443100, Samara, Ul. Polevaya, 5, office 205, Samara Branch of "The Central Moscow Depositary".

and must be received by Company not later then expiry date of accepting bulletins **April 1, 2002.**

Project of Company Charter in new wording and RAO "UES of Russia" Demand, confirmed by the Board of Directors of JSC "Samaraenrgo" as information available during the General Shareholders Meeting preparation period, and also voting bulletin will be sent to persons having the right to take part in the Meeting not later then 20 days before the expiry date of filled bulletins accepting.

You can familiarize youself with information available during the Meeting preparation period from March, 4, 2002, except rest-days, from 10.00 a.m. till 5.00 p.m. at the following addresses:

- Russia, Samara, Ul. Mayakovskogo, 15, room 425, JSC "Samaraenergo";
- Russia, Samara, Ul. Polevaya, 5, office 205, Samara Branch of "The Central Moskow Depositary";
- Russia, Moscow, Ul. Olkhovskogo, 22, JSC «The Central Moscow Depositary».

The date of drawing up the list of shareholders who have a right to take part in Special General Meeting is **February 21, 2002.**

Information telephones:

- JSC "Samaraenergo" – 7(8462) 79-61-33
- "The Central Moskow Depositary" – 7(095) 264-44-23,
- Samara Branch of "The Central Moscow Depositary" – 7(8462)35-68-94.

JSC "Samaraenergo" Board of Directors